Offering Statement for DeoBioSciences, Inc. ("DeoBioSciences")

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The information contained herein includes forward-looking statements. These statements relate to future events or to future financial performance, and involve known and unknown risks, uncertainties, and other factors, that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will, materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

The Company

1. What is the name of the issuer?

   DeoBioSciences, Inc.

   4045 Five Forks Trickum Rd.
   B8-243
   Lilburn, GA 30047

Eligibility

2. The following are true for DeoBioSciences, Inc.:

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

   Name
   Catherine Bryant

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
   Last 3 Year Summary: Director/Co-founder, DeoBioSciences, Inc. – 2002/Present; Bio-prospector/Inventor, Self-employed – 2008/Present; Registered Nurse, Various Medical

Centers (multi-state license) – (Retired before 2017); Detailed: Catherine M. Bryant - Ms. Bryant is a member of the Board of Directors of DeoBioSciences, Inc. Ms. Bryant is a retired Registered Nurse (RN) licensed in the states of Illinois and Colorado. She has worked in various categories of nursing specialties including intensive care units, oncology, and trauma in numerous medical centers in metropolitan Chicago, Illinois and Denver, Colorado for nearly four decades. She has served in both private practice and medical staff capacities. Additionally, she has supervised nursing teams composed of both RN and LPN professionals. Ms. Bryant obtained her nursing degree and attended Loyola University and Mount Sinai School of Nursing in Chicago, Illinois.

Name
Kathyrn Smith

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Last 3 Year Summary: Director, DeoBioSciences, Inc. – 2002/Present; Instructor/Training Officer, Univ. of Illinois System – 2018/Present; Detailed: Kathyrn R. Smith - Ms. Smith is a member of the Board of Directors for DeoBioSciences, Inc. Ms. Smith has held policy development positions in social service agencies in Chicago, Illinois and Madison, Wisconsin with an emphasis on community and public health matters. She has also held principal positions in private clinical practices. She currently delivers training programming for the University of Illinois system. She holds a B.A. from Southern Illinois University and a M.S. from the University of Wisconsin-Madison.

Name
John Adamson, Jr.,

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates
Last 3 Year Summary(https://www.linkedin.com/in/jadamson-dbs-ceo/):
CEO/President/Director, DeoBioSciences, Inc. – 2002/Present ; Analyst, U.S. Occupational Safety & Health Administration – 2018/Present; Detailed: John F. Adamson, Jr., President & CEO – besides co-founding DeoBioSciences, Mr. Adamson has over a decade of experience in high tech leaders AT&T Bell Labs and Lucent Technologies as director/senior manager. He has numerous business competencies including supply chain/logistics, sales, contract negotiations, product development, and HR. Mr. Adamson held general management responsibilities and directed teams responsible for the delivery of tactical support to a technical workforce of >7000. Mr. Adamson immersed himself into the biotech industry for over a decade and led the creation and validation of DBX-31 at Cornell University. Currently, Mr. Adamson also earns income as an analyst with the United States Occupational Safety and Health Administration (OSHA). His academic background includes pre-med training, cellular biology, biomedical engineering, statistics, law and industrial management. He has a Bachelor of Science and Doctor of Law degrees from the University of Wisconsin-Madison, and a Masters from Cornell University.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

John Adamson, Jr.

Securities:	226,200
Class:	Common Stock
Voting Power:	72.5%

Catherine Bryant

Securities:	84,240
Class:	Common Stock
Voting Power:	27.0%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

DeoBioSciences ("DBS") is a stealth mode, virtual biotech firm developing a cancer drug based on a naturally occurring compound that selectively kills both early and advanced stage cancer in humans and (we project) dogs and cats. We are reverse engineering the drug from anecdotal data and reports of human efficacy and safety from ethnopharmacological data and also corroborating studies involving molecular homologues in humans and animals that further confirmed safety and efficacy. So far, our lab results have corroborated and met all our predictions for safety and performance. Our virtual model, unparalleled strides given our capital constraints and aggressive development/exit plan are strong evidence that, unlike many overfunded, underperforming biotechs, "we get it." A panel of experts identified the following features of an attractive biotech investment opportunity: Unique Technology; Significant Market Potential; A Back-Up Plan (DBS would also add: "Expedited/Multiple Exit Strategies"); Strong IP, and Recognized Experts; We either meet or are positioned to meet all of these criteria. DeoBioSciences' major objectives for the next twenty-four months are: Technology and Products DBX-31 is and isolated, naturally sourced glycoprotein, proven to selectively kill a wide range of hard-to-kill human cancer cells in vitro, and in vivo. DBX-31 precisely attacks cancer through exploitation of an external apoptotic pathway, resulting in targeted apoptosis (i.e. "cell suicide"). Most other pro-apoptotic agents are either not targeted against cancer cells or cause "cell suicide" through a p53-dependent pathway—this means that either (1) non-cancerous, normal cells/tissues may be harmed, or (2) the drug can be rendered ineffective by inevitable mutations, of the p53 gene, that inhibit apoptosis. Further, we project that DBX-31 lacks many limitations of the current trend of immunotherapies, chemotherapies, gene therapies, and anti-angiogenesis drugs, which have had mixed success and tend to be economically prohibitive, which limits market adoption. We are exploring multiple product applications for lucrative markets, including: Our evidence to-date has been superb but our long-term goal is to completely prove our technology, further de-risk us as an investment and, hopefully, obtain regulatory approval in multiple global markets. All of this should lead to an increased valuation for our stakeholders. There are three (3) primary routes DeoBioSciences can take to monetize its technology. One option is the "in-licensing "exit" option which means the rights to market and sell the technology for a specific use (e.g. human cancer therapeutic, veterinary cancer therapeutic, diagnostic agent, etc.) in a particular geographic market (e.g. USA., Europe, Japan, etc.) is granted to another party (called a "licensee" – usually a large pharmaceutical company ("pharma") with existing infrastructure) in exchange for, often, a large up-front cash payment and a significant cut of sales revenue or profits (royalties). This "in-licensing" option often begins with a smaller biotech collaborating with a development partner at the early phase of their research. The second option for us to monetize our technology is to complete the remaining R&D independently and build-out the manufacturing and organizational infrastructure in-house to directly manufacture and distribute the end-product. If DBS directly manufactures and sells DBX-31, it will employ the same basic revenue model of negotiating prices and arranging payer subsidies through the applicable public and private payers, in the respective sales markets as commonly employed by most current global pharma and biotech makers. In those markets without payer subsidies, we will determine a fair and competitive pricing policy for direct sales through medical providers. The third route for us to monetize our technology is to employ a hybrid of the first two methods where we license a portion of our technology (e.g. license granted for veterinary uses) or engage in a partnering deal, at the earliest viable point in time. We then use the revenue and/or resources from that deal to finance the in-house development of the remaining technology uses without diluting stockholder equity. The question of what is our revenue model assumes that we will develop DBX-31 completely through to approval by the FDA/global regulatory bodies, then directly sell it. DBS is currently a pre-revenue stage virtual biotech. Our goal is to rapidly de-risk our R&D by generating highly predictive preclinical data using PDX translational mouse models. Depending on our next round of data, DBS might (1) resume negotiations with potential corporate development partners (e.g. Genentech, Merial), (2) gain licensing options for royalty deals for one or more of the potential commercial market applications (e.g. veterinary markets, diagnostic market) and/or (3) hold larger financing rounds while internally developing DBX-31 with a view toward accelerated FDA approval and entering the public stock markets as a drug manufacturer. The choice of which direction to go will depend on how much we raise in this Regulation CF offering and what our best offers are after the next round of research data is completed.

DeoBioSciences currently has 1 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S.

Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. Material factors that make an investment in DeoBioSciences, Inc. speculative or risky:

    1. If DeoBioSciences is unable to raise additional capital on acceptable terms, it may be unable to maintain sufficient growth or commercialize its products. DeoBioSciences will require substantial future capital, or non-dilutive partnerships, in order to continue to conduct research and development, then monetize the results. There can be no assurance that additional funding will be available on acceptable terms. Failure to satisfy our capital requirements will adversely affect the Company's financial condition and research operations because the Company would be left without the capital required to complete product development, obtain regulatory approvals, or establish sales and marketing capabilities.

    2. Because DeoBioSciences has a history of operating losses, and expects to generate operating losses for the foreseeable future, it may not achieve profitability for years, if at all. DeoBioSciences is in an early stage of development and, therefore, has a limited history of operations.

    3. DeoBioSciences is faced with all of the risks associated with a company in the early stage of development. In addition, DeoBioSciences's business is subject to numerous risks associated with a new company engaged in biotechnology research. Such risks include, among other things, competition from well-established and well-capitalized companies, and unanticipated development difficulties, costs, and risks associated with developing a drug for such a complex and stubborn disease. These risks also include the need to obtain regulatory approval and contend with the unpredictability of such a process, in multiple markets around the globe. Because DeoBioSciences is focused on product research and development, the Company has not generated revenues to-date. The Company has incurred losses each year of its operations and expects to continue to incur losses for the foreseeable future.

    4. The process of developing DeoBioSciences' products requires significant research and development, which is costly and does not result in revenues or profits. There can be no assurance that DeoBioSciences will ever generate sufficient commercial sales or achieve profitability. Should this be the case, investors could lose their entire investment.

    5. DeoBioSciences' future growth may depend on its ability to attract and retain developmental partners or licensees. Attracting and maintaining partnerships depends to a large extent on its preclinical research results. If we fail in achieving our minimum research goals, we will probably be unable to attract partnerships or licensees or to retain them if we get them. If this happens, unless we secure third-party financing, our business, results of operations and financial condition may be materially adversely affected.

    6. Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, the Company may eventually issue additional classes of equity with rights that are superior to the class of equity being sold.

    7. The Company does not anticipate paying any cash dividends for the immediately foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to grow its business as rapidly as possible. The Company does not intend in the foreseeable future to pay any dividends to holders of its stock.

    8. We are highly dependent on the services of our current CEO/co-founder. Our future progress and results of operations depend in significant part upon his continued contributions. If we lose those services or if he fails to perform in his current position, or if we are not able to attract and retain skilled employees in addition to our CEO and the current team, this could adversely affect the trajectory of our business and, thus, harm it and your investment.

    9. Costs may not be controlled as planned or predicted. The Company's management anticipates it can use reasonable efforts to assess, predict and control costs and

expenses. However, implementing our business plan may require more employees, capital equipment, supplies or other expenditure items than management has predicted. Likewise, the cost of compensating employees and consultants or other operating costs may be higher than management's estimates, which could lead to losses.

10. Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

11. You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or along history. The company may be limited in the disclosures it can or prudently should make about its technology, methods, plans, or procedures, due to intellectual property issues. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

12. Third parties might infringe upon our technology. We cannot assure you that the steps we take to protect our property rights will prevent misappropriation of our technology. To protect our rights to our intellectual property, we plan to rely on a combination of patents, trade secrets, confidentiality agreements and other contractual arrangements with our employees, affiliates, strategic partners and others. We may be unable to detect inappropriate use of our technology. Failure to adequately protect our intellectual property could materially harm our brand, devalue our proprietary content and affect our ability to compete effectively. Further, defending any technology rights could result in significant financial expenses and managerial resources.

13. Our patent rights may not be granted by the granting authority or sustained by the courts if challenged. We cannot assure you that the patent granting authority of any jurisdiction will grant patent protection to our technology or products. Additionally, the process of doing so globally will be expensive and time-consuming. If patents are granted, they may be subject to circumvention by cunning competitors. If they are granted, court decisions could arise that adversely impact the protections afforded by our patent. Our product involves a derivative of a naturally occurring molecule. Courts have recently issued rulings that have complicated and introduced ambiguity into the process of patenting naturally occurring molecules. It's possible that such ambiguity could complicate or compromise the process of perfecting our patents or shielding our products from emulation.

14. Any forecasts we make about our operations may prove to be inaccurate. We must, among other things, determine appropriate risks, rewards, and level of investment in our product lines, respond to economic and market variables outside of our control, respond to competitive developments and continue to attract, retain, and motivate qualified employees. There can be no assurance that we will be successful in meeting these challenges and addressing such risks and the failure to do so could have a materially adverse effect on our business, results of operations, and financial condition. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stage of development. As a result of these risks, challenges, and uncertainties, the value of your investment could be significantly reduced or completely lost.

15. Failure to comply with laws and contractual obligations related to data privacy and protection could have a material adverse effect on our business, financial condition and operating results.

16. Risk of Security Breach: We could be victimized by breaches of security into our IT systems and databases. A fundamental risk of a proprietary technology based business is ensuring the secure transmission of confidential information and media over public networks. Although we design our systems and processes to protect our data and

reduce the likelihood of security breaches, failures on the parts of our vendors, collaborators, or partners to mitigate such breaches may adversely affect our operating results.

17. Technological Risk: We operate in a crowded therapeutic market that is characterized by continuing and rapid technological advancement and enhanced products. Our technology may underperform future cancer therapeutics introduced by our competitors.

18. Reputation Risk: Maintaining our reputation is critical to our ability to attract and retain partners, licensees, and investors. Our failure, or perceived failure, to appropriately operate our business or deal with matters that give rise to reputation risk may materially and adversely harm our business, prospects and results of operations. Our failure to deliver satisfactory research study data could result in investor dissatisfaction, litigation and heightened regulatory scrutiny, all of which can lead to lost revenue, higher operating costs and harm to our reputation. Further, negative publicity regarding us, whether or not true, may be detrimental to our business.

19. Competition Risk: Intense competition in the markets in which we compete could prevent us from generating or sustaining revenue growth and generating or maintaining profitability. Our business is competitive, and we expect it to become increasingly competitive in the future as more biotech startups enter the industry. We may also face competition from large companies, any of which might have more capital than we have, and launch its own product that directly competes with us.

20. Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently, there is no public market or liquidity for these units and the company does not have any plans to list these securities on an exchange or other secondary market in the immediate future. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their securities on an exchange, is acquired or goes bankrupt.

21. Public health epidemics or outbreaks could adversely impact our business. In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China, since then, it has become a global pandemic with mutated variations currently arising. The extent to which the coronavirus or any other related or unrelated public health threats impact our operations will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the outbreak, new information which may emerge concerning the severity of the coronavirus and the actions to contain the coronavirus or treat its impact, among others. In particular, the continued spread of the coronavirus or its variants globally could adversely impact our operations, and could have an adverse impact on our business and our financial results.

22. If only the minimum target financing goal of $10,000 is reached, the Company will still require additional capital from other sources as debt, equity, or grant/award funding, or in some combination thereof, in the approximate amount of $135,000, in order to have a reasonable chance of achieving the minimum level of research and development to provide further validation of product viability and data applicable toward an FDA Investigational New Drug application. The proceeds of an offering raise of substantially less than $145,000 would only allow the Company to fund general administrative, marketing, or further fundraising activities but would probably be insufficient to allow full completion of the next phase of research and development (R&D) goals. Therefore, in such a scenario, the Company would need to supplement any financing obtained under such conditions. Hence, it is possible that the Company could sell an amount greater than or equal to the Target Offering Amount, and still be unable to advance its R&D plans sufficiently to continue its operations or achieve its short or long-term business goals. If your investment is not supplemented with a sufficient amount of investment from others, it is possible that you will be invested in a company that is underfinanced and unable to meet the business goals, elsewhere expressed in this offering.

23. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or*

completeness of any offering document or literature.

You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

24. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

25. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

26. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

27. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

28. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

29. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

30. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

31. *There is no present public market for these Securities and we have arbitrarily set the price.*

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

32. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

33. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

DeoBioSciences, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $1,070,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. What is the purpose of this offering?

   If we raise the maximum goal:

9. How does the issuer intend to use the proceeds of this offering?

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$52,430
Pre-Clinical Drug Manufacturing	$0	$290,000
Pre-Clinical animal trials/studies	$0	$245,000
Payroll & Benefits (20 mo./3 ees)	$0	$336,000
R&D consultants/contractors	$0	$88,000
Admin. Operations, Rent, IP & Legal, Miscellaneous	$9,510	$58,570
Total Use of Proceeds	**$10,000**	**$1,070,000**

10. How will the issuer complete the transaction and deliver securities to the investors?

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and DeoBioSciences, Inc. must agree that a transfer agent, which keeps records of our outstanding Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. Can the Company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. Describe the terms of the securities being offered.

   We are issuing Securities at an offering price of $50 per share.

14. Do the securities offered have voting rights?

   The Securities are being issued with voting rights. However, so that the crowdfunding community has the opportunity to act together and cast a vote as a group when a voting matter arises, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. Are there any limitations on any voting or other rights identified above?

   You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. How may the terms of the securities being offered be modified?

   We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	800,000	312,000	Yes	

Options, Warrants and Other Rights

None.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

There are no currently outstanding classes of securities that would limit, dilute or qualify the rights of the securities being sold in this offering based on any preferences accompanying those securities. All currently outstanding shares are common stock. However, there is no guarantee that any future stock offerings will not consist of preferred stock classes.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

As the holder of a majority of the voting rights in the company, these majority shareholder(s) may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your appointed voting representative may make decisions or vote in shareholder decisions in ways with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors. Therefore, decisions may be made by the company that are not personally advantageous to you. For example, the majority shareholder(s) may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, issue stock with preferences or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

At issuer's discretion.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

As minority owners, you face the risk that you are subject to the decisions made by appointed representative. Further, even if you agree with decisions made by such representative, the representative's vote is still subject to being subordinated by the vote of the majority shareholders. Therefore, decisions may be made by the company that are not personally advantageous to you. For example, the majority shareholder(s) may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, issue stock with preferences or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. What are the risks to purchasers associated with corporate actions including:

   - additional issuances of securities,
   - issuer repurchases of securities,
   - a sale of the issuer or of assets of the issuer or
   - transactions with related parties?

Unless there was a stock split, the issuance of additional securities would dilute your ownership. As a result, the total value of shares held could decline if the Company valuation does not appreciate sufficiently to offset the reduction in ownership interest. If the Company repurchases securities, so that the above risk is mitigated, and there are shares outstanding, there may not be enough cash available for expenses required to reach its goals. If the Company does not have enough cash to operate and grow, we anticipate the share price would decline due to a decline in valuation. A sale of the Company or the assets of the Company may result in an entire loss of your investment. We cannot predict the market value of the Company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. The risks of a sale are contingent on the value of the Company or assets at the time of such a sale. We may need to negotiate with related-party for loans. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. We anticipate that if we have any transactions with related parties, that they will be on an arms-length basis.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s):	John Adamson, Jr.
Amount Outstanding:	$91,318
Interest Rate:	0.0%
Maturity Date:	Payable On Demand

   Other Material Terms:

   > The Company entered into a note payable arrangement covering both pecuniary lending and uncompensated wages with one of its co-founders. The current loan balance outstanding is classified as a long term liability on the Company's balance sheet to be paid when Company has both sufficient revenue and liquidity to do so.

25. What other exempt offerings has DeoBioSciences, Inc. conducted within the past three years?

   None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

    1. any director or officer of the issuer;
    2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    4. any immediate family member of any of the foregoing persons.

    Yes.

    If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
John Adamson, Jr.	CEO	Note Payable	$83,291

Financial Condition of the Issuer

27. Does the issuer have an operating history?

    Yes.

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

    In the year ended December 31, 2020, the company recorded a total expenditure of $19,427 which resulted in a net loss of $19,427. The majority of the proceeds were used to finance Research Activities. On December 31, 2020, the company had $1,151 in the bank. During this period the company recorded financing activities and received another $8,027 via Note Payable from its founder. The Company was still in a pre-revenue stage of development. This is typical and consistent with all biotechnology companies in the research and development phase of their first product candidate, prior to FDA approval to sell their products. Therefore, with no revenues, the Company posted operating losses of $12,997 in 2018 and $14,658 in 2019. The Company's financial instruments consist primarily of cash and notes payable. The Company's only source of liquidity other than nominal cash balances were lines of revolving credit with Capital One (limit: $2,200), American Express (no pre-set limit), and founder financing. The founder financing is in the form of a note payable arrangement whereby the Company was provided loans to service debts and make purchases, as needed. The current loan balance outstanding is classified as a long-term liability on the Company's balance sheet and amounted to $83,291 on December 31, 2019. The Company also recorded a note payable for unpaid wages of $142,870 on December 31, 2019. If only the minimum target financing goal of $10,000 is reached, the Company will still require additional capital from other sources as debt, equity, or grant/award funding, or in some combination thereof, in the approximate amount of $135,000, in order to have a reasonable chance of achieving the minimum level of research and development to provide further validation of product viability and data applicable toward an FDA Investigational New Drug application. The proceeds of an offering raise of substantially less than $145,000 would only allow the Company to fund general administrative, marketing, or further fundraising activities but would probably be insufficient to allow full completion of the next phase of research and development goals (R&D). Therefore, in such a scenario, the Company would need to supplement any financing obtained under such conditions. If the maximum offering goal of $1,070,000 is achieved, the proceeds should enable a significantly expanded scope of research and development to provide further validation of product viability and data without resorting to additional financing. We believe such proceeds will allow the Company to actively operate for approximately 18 months: sufficient time to allow follow-up financing to be secured or initiated. The Company should be able to (1) perform all of the tests across a broad range of cancer subtypes and quantify its probability of success in human clinical trials, and (2) start and complete a clinical trial for dogs sufficient to assess its options for development and licensing deals with veterinary pharma companies. The next round of financing will only occur if experimental data is positive, in which case, the Company will raise millions either through partnering or licensing deals or a stock offering. The Company's cash position would be dramatically improved for a multi-year period sufficient to complete commercialization of any veterinary applications and, possibly, expedited FDA approval.

Financial Information

29. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.

    See attachments:

    CPA Review Report: reviewletter.pdf

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:
    1. Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:
        1. in connection with the purchase or sale of any security?
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
        1. in connection with the purchase or sale of any security?;
        2. involving the making of any false filing with the Commission?
        3. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

    3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal

banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

1. at the time of the filing of this offering statement bars the person from:
    1. association with an entity regulated by such commission, authority, agency or officer?
    2. engaging in the business of securities, insurance or banking?
    3. engaging in savings association or credit union activities?
2. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
    1. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
    2. places limitations on the activities, functions or operations of such person?
    3. bars such person from being associated with any entity or from participating in the offering of any penny stock?

    If Yes to any of the above, explain:

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    1. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?
    2. Section 5 of the Securities Act?
6. Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
7. Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
8. Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

DeoBioSciences, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

DEOBIOSCIENCES OFFERING VIDEO SCRIPT Scene Speaker Script 1 NARRATOR Hi. I'm John Adamson, co-founder of DeBioSciences. I want to tell you the story of our startup stage biotech company and our exciting cancer research. We'll cover some biology concepts but we're going to try to keep this fairly simple so that it's available to a wider audience.; 2 NARRATOR Years ago, we received information about a possible cancer therapy originating from a remote, rural community. We believed the source of the information to be honest and credible, so we decided to do field research and exploration to learn if there was credibility to this tip. We formed Deobiosciences and began our worldwide search for supporting evidence. And we did find amazing evidence supporting our original tip.; 3 NARRATOR Based on our discoveries, we developed a theory involving a molecule that we named DBX31. We then approached scientists at one of the world's premier research universities, Cornell, to perform testing and evaluation of DBX31, to see if it actually demonstrated robust anti- cancer properties. They agreed to do so.; 4 NARRATOR The core of our hypothesis, was based on the fact that cancer cells are covered by unique carbohydrate receptors. Some of these receptors, called "death receptors", have been proven to kill the cancer cell through apoptosis if stimulated by the right molecule.; 4 NARRATOR We believe DBX-31 IS the "right molecule." Without getting into all the technical details, let's just say that extrinsic apoptosis is the preferred method of killing cancer… if it can be achieved. However, it's very, very, hard to achieve against a wide range of malignancies. That is… Until DBX-31.; 5 NARRATOR Let's just cut to the results. Cornell scientists tested 8 different cancer cell lines to see if DBX31 could kill them via extrinsic apoptosis. They included the following tissue categories:Skin cancer (metastatic-originated from uterus), Several types of breast cancer (triple-negative, hormone+, HER2+), Ovarian carcinoma, Colorectal (colon) adenocarcinoma, Small cell lung carcinoma All of these cancer tissues were advanced stage and/or metastatic, and very hard to kill. These are the types of malignancies that do not respond to conventional cancer treatments or internal apoptosis. Basically, these were a "Killers row" of monster cancers. 6 NARRATOR WITHIN 24 HOURS, ALL OF THEM (8 OUT OF 8) RESPONDED TO DBX-31 – SPECTACULARLY. But to REALLY show just how impressive these results were, I want to drill-down and highlight a couple of examples in particular. The 1st one is triple negative breast cancer. Triple negative breast cancer is called "triple negative" because it lacks any of the 3 known receptors for breast cancer —estrogen- receptors, progesterone- receptors, or HER2-receptors. Since there are no receptor drug targets, this subtype of breast cancer is very challenging to treat and so far, there are no targeted drugs for it. It can be very deadly and tends to target younger women.; 7 NARRATOR We tested 3 different cell lines of Triple Neg Breast Cancer from 3 different patients. Although, modern medicine says these cancer cells have NO therapeutically-exploitable receptors, we triggered high levels of receptor-mediated apoptosis, that resulted in high kill rates for ALL three of the cell lines. These are electron micrographs, of a TUNEL fluorescence assay, showing how we caused the cancer cell to basically… disintegrate. Without going into the technical nerd-talk, conventional science suggested that this was not possible with a single agent compound. But we proved that Triple Negative Cancer can be killed thru a receptor target. Think about that.; 8 NARRATOR The 2nd test result we want to highlight shows how DBX- 31 seems to be able to kill cancer cells that are bulletproof to other drugs, including the most powerful chemotherapy drugs and even a bonafide bioweapons.SK-OV3 is the ID tag for an ovarian cancer cell line that is so completely malignant and mutated that it doesn't remotely resemble a normal human cell. It's one of the world's toughest cancer cells to kill and is invincible to virtually all drugs and toxins that trigger apoptosis. This includes a known bioweapon, composed of diphtheria toxin and RICIN.; 9 NARRATOR This chart by UCLA Medical Center shows how certain cancer cell lines respond to various cytotoxins. Cytotoxins are substances that kill living cells. This chart reveals 2 important points: Point #1 – SK-OV3 was the ONLY cancer cell line, invincible to ALL of the cytotoxins, which included: Point #2 -- SKOV-3 was the ONLY cancer cell-line that

DTX/ricin, the known bioweapon, could not kill.; 10 NARRATOR So here are our results --- DBX-31 killed OVER 80% of SKOV-3 cancer cells within 72 hours. And we project death rates over 99% by the 4th day!! So... let's take a moment to understand what happened here. Against this cancer specimen, DBx-31 outperformed 2 of the world's strongest chemotherapy drugs and a bioweapon! Without any harm to normal cells!!; 11 NARRATOR So the obvious question is "are we on the verge of a breakthrough in cancer?" Well... the answer is: "we can't say for sure at this point"... but that's the question that we plan to answer with next phase of research.; 12 NARRATOR We're planning to conduct PDX tests. That's patient- derived xenograft tests. And by the way, these tests are not like in mice. PDX stands for patient-derived xenograft tests and, by the way, these tests are not like your granddad's mouse tests. But these are highly accurate in predicting whether a cancer drug will work in humans the same way they work in mice. These tests will confirm whether DBX31 has a good chance of success in human clinical trials.; 13 NARRATOR In fact, they're 90 to 98% accurate in predicting whether a cancer drug will succeed in clinical trials.; 14 NARRATOR – Music Fade-in This is what we're trying to do in our next phase of research. So, if you want to be part of this..... and possibly change the meaning of a cancer diagnosis for billions of people on Earth and their furry family members ... NOW is the right time to join us! If you're not afraid of risk, we'd love to have you. Thank you.;

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg
Pitch Deck:	pitchdeck.pdf

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:

    Once posted, the annual report may be found on the issuer's web site at: www.deobiosciences.com

    The issuer must continue to comply with the ongoing reporting requirements until:

    - the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
    - the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
    - the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
    - the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
    - the issuer liquidates or dissolves its business in accordance with state law.